DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

127 8828

04005236

Act	Securities Exchange Act of 1934
Section	240.17a-5
Rule	17a-5
Public Availability	Jan. 16, 2004

January 9, 2004

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

Mr. B. Holt Thrasher
Managing Director
Mooreland Capital LLC
545 Steamboat Road
Greenwich, CT 06830

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Thrasher:

This is in response to your letter dated October 30, 2003, in which you request on behalf of Mooreland Capital LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 5, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on November 5, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from November 5, 2003, the effective date of the Firm's registration with the Commission.

1238958

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Marc S. Voltz, NASD

MMA/rg

Rachael

October 30, 2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 06 2003
DIVISION OF MARKET REGULATION

To: Roger Coffin
Securities and Exchange Commission
Room 5060 (mail stop 5-1)
4450 5th Street, NW
Washington, DC 20549

From: B. Holt Thrasher
Mooreland Capital LLC (CRD 127422)
545 Steamboat Road
Greenwich, CT 06830

Re: FYE Audited Financial Extension Request

We hereby request a waiver from the requirement to submit a FYE audited financial statement, due to the fact that we became NASD (and therefore SEC) effective on October 16, 2003, extremely close to our fiscal year end date.

It is requested, therefore, that should the SEC grant this waiver, we be permitted to submit our first FYE audited financial statement submission as of December 31, 2004.

We are aware that if this extension is granted, our first FYE audited statement must cover the period of October 16, 2003 (SEC/NASD effective date) through December 31, 2004.

We appreciate your consideration of this request and look forward to hearing from you at your earliest possible convenience. **(A hard-copy of this FAX'd waiver request is being forwarded under separate cover).**

B. Holt Thrasher (signature) Date 10/31/03

B. Holt Thrasher
Managing Director

B. Holt Thrasher
Managing Director

Organization Registration Status

Organization CRD#: 127422	**Organization Name: MOORELAND PARTNERS LLC**
Organization SEC#: 8-65994	**Applicant Name: MOORELAND PARTNERS LLC**
No IA Record	

SEC / Jurisdiction / NASD	Registration Status	Status Effective Date
SEC	Approved -	11/05/2003
NASD	Approved -	11/05/2003

SEC / SRO / Jurisdiction	Registration Status	Status Effective Date
SEC	Approved -	11/05/2003
NASD	Approved -	11/05/2003
CT	Approved -	11/05/2003